Jean Kraus

Work History:

- Jean Kraus has worked with Roger Young as a Business Partner since 2011. She has been instrumental in bringing Pure-Light Technologies, Inc. to it's present embodiment.
- Prior to that she worked as his Customer Service Manager 2003-2011.
- 1998-2003 Customer Service Manager and Trainer with Alliant Financial.
- 1992-1998 Sales and Customer service representative for Olan Mills with the last four years as the #1 national sales person.